

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

John S. Hess, Jr.
Executive Vice President and Deputy General Counsel
United Therapeutics Corporation
1735 Connecticut Avenue, N.W.
Washington, D.C. 20009

> **Re: United Therapeutics Corporation**
> **Miromatrix Medical Inc.**
> **Schedule TO-T filed November 13, 2023**
> **Filed by United Therapeutics Corporation**
> **File No. 005-93461**

Dear John S. Hess:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Offer to Purchase

General

1. Please revise your disclosure in Schedule I to the Offer to Purchase to include the information required by Item 3 of Schedule TO and Item 1013(a) - (c) of Regulation M-A for any filing person and any person specified in General Instruction C of Schedule TO. For each natural person, your revised disclosure should include the principal business and address of his or her current principal occupation or employment and past material occupations, positions, offices or employment (during the past five years).

Summary Term Sheet, page 1

2. Please expand your disclosure on page 3 and elsewhere to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) for payments to be issued under the terms of the CVRs. For example, please provide specific disclosure about the current status of the development of Miromatrix Medical's fully implantable bioengineered kidney product. Your revised and expanded disclosure should also outline

the efforts Parent is required to make to achieve the Milestone under the terms of the CVR Agreement, including the resources it must expend to do so and how those resources relate to the amount needed to achieve the Milestone. Finally, summarize the information (if any) CVR holders are entitled to receive about Parent's efforts to achieve the Milestone and any remedies CVR holders may have (or lack thereof) to enforce Parent's obligations.

3.   Please explain in your response letter why financial statements are not required here pursuant to Item 10 of Schedule TO, given that this is not an all-cash offer. Refer to Instruction 2 to Item 10, which is not applicable here.

Acceptance for Payment and Payment for Shares, page 17

4.   On pages 17 and 19, the disclosure states that "tendering stockholders may be paid at different times depending upon when" the relevant documents are received by the Paying Agent. Please explain why payments would be made at different times if all necessary materials must be received by the Paying Agent "*prior* to the expiration of the Offer" as indicated on page 18 (Procedures for Accepting the Offer and Tendering Shares) (emphasis added).

CVR Agreement, page 54

5.   Refer to the last paragraph in this section on page 56 and the statement there that the description of the CVR Agreement "does not purport to be complete." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the CVRs. Please modify to avoid characterizing the disclosure here as incomplete.

Conditions of the Offer, page 58

6.   In the first paragraph of this section on page 58, you state that Parent and Purchaser may "delay the acceptance for payment of or payment for Shares..." subject to the listed Offer conditions. Please revise, consistent with bidders' prompt payment obligations under Rule 14e-1(c).

7.   Refer to the following statement in the last paragraph of this section: "The foregoing conditions (including the Minimum Condition) may be asserted by Purchaser or Parent, in whole or in part, at any applicable time, or from time to time..." When an offer condition is "triggered," a bidder must promptly notify subject security holders whether it intends to waive that condition and proceed with the offer, or assert the condition and terminate it. Please revise.

8.   In the last paragraph in this section on page 59, you state that Purchaser or Parent may assert any of the listed Offer conditions in "their sole discretion." Reserving the right to determine satisfaction of an offer condition in the sole discretion of bidder may render the offer illusory, in contravention of Regulation 14E. Please revise to include a standard of reasonableness. See Compliance and Disclosure Interpretation Question 101.01 under

Tender Offer Rules and Schedules (March 17, 2023).

9. In the same last paragraph, you also state that "[t]he foregoing conditions will be in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer as expressly permitted by the Merger Agreement." All of the Offer conditions should be listed here. If there are additional conditions contained in the Merger Agreement, please revise to describe them here or modify this language.

Appraisal Rights, page 61

10. On page 62, we note the disclosure stating that a stockholder wishing to exercise appraisal rights must deliver a written demand for appraisal of Shares "within the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9." Please revise to clarify precisely when the consummation of the Offer will occur for the purposes of exercising appraisal rights under Section 262 of the DGCL. For instance, clarify whether consummation means the Expiration Date of the Offer or the time the bidder accepts the tendered shares.

Miscellaneous, page 63

11. We note the following statement: "The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the Schedule TO.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions